SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K   REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

OMB:3235-0116

Exp:31Aug05

CONTINENTAL  ENERGY  CORPORATION

(Translation of registrant's name into English)

14001 Dallas Parkway, Suite 1200, Dallas, Texas 75240

(Address of registrant’s principal executive offices)

For the month of: JUNE, 2006	SEC File No.: 0-17863

Under cover of this page and forming a part of this Form-6K filing please find attached the following documents:

1.

"Quarterly Report – For Fiscal Quarter Ended April 30, 2006: End Quarter-3 of Fiscal Year-2006" dated June 2006. Includes un-audited quarterly interim financial statements for the third quarter of the Company’s fiscal year ending July 31, 2006. Also includes management discussion and analysis of registrant’s affairs, material events disclosure,. The report is presented in the Form-51/901F quarterly and annual report format required by the Canadian British Columbia Securities Commission in the registrant’s home jurisdiction.

All of the above listed documents have also been filed separately by the registrant electronically on SEDAR, the "System for Electronic Archiving and Retrieval", in compliance with Canadian British Columbia Securities Commission regulations in the registrant’s home jurisdiction. The listed documents are available for public review and download in Adobe Acrobat® PDF file format from SEDAR’s internet website,  www.sedar.com.

i - Indicate by check mark whether the registrant files annual reports under cover of FORM 20-F  X  or Form 40-F   .

ii - Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by:  Regulation S-T Rule 101(b)(1) ___ or Regulation S-T Rule 101(b)(7) ___ .

iii - Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934; Yes       or  No  X .  If "Yes" is marked, the file number assigned to the registrant in connection with Rule 12g3-2(b) is         .

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTINENTAL ENERGY CORPORATION	Date: 30 June 2006

"James D. Eger"

By:

_____________________________

James D. Eger, Director & Secretary

CONTINENTAL ENERGY CORPORATION

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

30 April 2006

U.S. Funds

(Unaudited - Prepared by Management)

These financial statements have not been reviewed by the Company’s auditor.

Continental Energy Corporation		Statement 1
(An Exploration Stage Company)
Interim Consolidated Balance Sheet
U.S. Funds
Unaudited - Prepared by Management

	30 April	31 July
ASSETS	2006	2005
Current
Cash	$2,648,141	$98,898
Goods and service tax recoverable	2,818	630
Accounts Receivable	-	1,000
Due from related party (Note 6)	138,178	138,178
Prepaid expenses and deposits	49,537	21,228
	2,838,674	259,934
Resource Property Costs - Schedule	1	2
Equipment, net of accumulated amortization	79,830	37,165
	$2,918,505	$297,101

LIABILITIES
Current
Accounts payable and accrued liabilities	$273,841	$236,613
Promissory notes payable	50,000	50,000
Capital lease obligation	-	12,387
	323,841	299,000

Contingent and Conditional Liabilities (Note 9)

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share Capital - Statement 2 (Note 1 & 5)	2,597,717	23,310,162
Contributed Surplus - Statement 2	2,255,089	2,206,382
Deficit - Statement 2 (Note 1)	(2,258,142)	(25,518,443)
	2,594,664	(1,899)
	$2,918,505	$297,101

ON BEHALF OF THE BOARD:

"Richard L. McAdoo"
, Director

"James D. Eger"
, Director

Continental Energy Corporation					Statement 2
(An Exploration Stage Company)
Interim Consolidated Statement of Changes
In Shareholders’ Equity (Deficiency)
U.S. Funds
Unaudited - Prepared by Management

	Common Shares		Contributed
	Shares	Amount	Surplus	Deficit	Total
Balance - 31 July 2004	49,375,412	$22,087,268	$1,620,005	$(27,860,963)	$(4,153,690)
Issuance of shares for:
Private placements	3,616,667	545,000	-	-	545,000
Exercise of warrants	300,000	67,500	-	-	67,500
Exercise of options	2,155,490	545,839	(217,104)	-	328,735
Finder's fee - Financing	166,667	-	-	-	-
Shares for debt	813,700	122,055	-	-	122,055
Shares issuance costs	-	(57,500)	-	-	(57,500)
Stock-based compensation	-	-	803,481	-	803,481
Income for the year	-	-	-	2,342,520	2,342,520
Balance - 31 July 2005	56,427,936	23,310,162	2,206,382	(25,518,443)	(1,899)
Issuance of shares for:
Exercise of warrants	200,000	30,000	-	-	30,000
Exercise of options	200,000	54,222	(24,222)	-	30,000
Stock-based compensation	-	-	72,929	-	72,929
Reduction in capital (Note 1)	-	(20,796,667)	-	20,796,667	-
Income for the period - Statement 3	-	-	-	2,463,634	2,463,634
Balance - 30 April 2006	56,827,936	$2,597,717	$2,255,089	$(2,258,142)	$2,594,664

Continental Energy Corporation				Statement 3
(An Exploration Stage Company)
Interim Consolidated Statement of Operations
U.S. Funds
Unaudited - Prepared by Management

	For the Three Months Ended		For the Nine Months Ended
	30 April		30 April
	2006	2005	2006	2005
Expenses
Amortization	$27,684	$23,976	$55,978	$62,974
Consulting	36,579	(3,319)	42,882	5,000
Filing fees	2,753	2,232	10,387	6,135
Foreign exchange gain and loss	7,973	(9,290)	19,034	30,872
Interest and bank charges	1,078	3,490	3,550	11,094
Management fees	148,380	75,241	349,781	221,851
Office expenses	44,255	49,676	84,594	121,317
Professional fees	8,960	29,230	32,565	55,942
Rent, office maintenance and utilities	39,679	23,216	53,550	42,878
Shareholder communication and transfer agent
agent	3,938	3,720	7,202	14,143
Telephone	6,626	6,502	18,213	19,315
Travel	33,301	4,388	86,032	27,523

Loss Before the Undernoted	(361,206)	(209,062)	(763,768)	(619,044)

Other Income (Expenses)
Gain on payables written off or forgiven	-	-	48,850	-
Gain on disposal of Yapen (Note 4av)	-	-	3,506,833	-
Interest income	27,313	-	57,543	-
Settlement of court judgment (Note 9c)	-	-	(329,045)	-
Stock-based compensation	-	(687,213)	(72,929)	(691,568)
Terminated farm out proceeds	-	-	100,000	-
Write-down of resource property costs	(10,500)	33,395	(83,850)	(3,061)

Income (Loss) for the Period	$(344,393)	$(862,880)	$2,463,634	$(1,313,673)

Income (Loss) per Share - Basic	$(0.01)	$(0.02)	$0.04	$(0.03)
Income (Loss) per Share - Diluted	$(0.01)	$(0.02)	$0.03	$(0.03)

Weighted Average Number of Shares Outstanding	56,827,936	47,116,051	56,497,501	49,923,689

Continental Energy Corporation				Statement 4
(An Exploration Stage Company)
Interim Consolidated Statement of Cash Flows
U.S. Funds
Unaudited - Prepared by Management

	For the Three Months Ended		For the Nine Months Ended
	30 April		30 April
Cash Resources Provided By (Used In)	2006	2005	2006	2005
Operating Activities
Income (loss) for the period	$(344,393)	$(862,880)	$2,463,634	$(1,313,673)
Item not affecting cash
Amortization	27,684	23,976	55,978	62,974
Gain on disposal of Yapen	-	-	(3,506,833)	-
Gain on accounts payable written off	-	-	(48,850)	-
Stock-based compensation	-	687,213	72,929	691,568
Write-down of resource property costs	10,500	(33,395)	83,850	3,061
Revaluation of contingent and
conditional liabilities	-	(90,631)	-	(50,712)
Changes in current assets and liabilities
Goods and service tax recoverable	(2,142)	139	(2,188)	7,480
Accounts receivable	-	-	1,000	-
Prepaid expenses and deposits	(668)	(11,743)	(28,309)	7,821
Accounts payable and accrued
liabilities	(283,976)	(61,817)	86,078	(48,622)
Due to related parties	(30,000)	(83,989)	-	39,227

	(622,995)	(433,127)	(822,711)	(600,876)

Investing Activities
Prepaid resource property costs	-	-	-	5,000
Resource property costs	(133,805)	8,395	(301,955)	(133,061)
Property costs reimbursed by joint
venturers	123,305	25,000	218,105	130,000
Proceeds from disposition of Yapen, net	-		3,506,834
Purchase of equipment, net of recovery	(32,893)	286	(98,643)	3,863

	(43,393)	33,681	3,324,341	5,802

Financing Activities
Prepaid share issuance costs	-	-	-	7,500
Capital lease obligation	-	(5,121)	(12,387)	(14,982)
Share capital issued for cash, net	-	772,735	60,000	847,735

	-	767,614	47,613	840,253

Net Increase (Decrease) Cash	(666,388)	368,168	2,549,243	245,179

Cash position - Beginning of period	3,314,529	3,324	98,898	126,313

Cash Position - End of period	$2,648,141	$371,492	$2,648,141	$371,492

Supplemental Schedule of Non-Cash Transactions
Shares issued for financing finder's fee	$-	$25,000	$-	$25,000
Stock-based compensation	$-	$687,213	$72,929	$691,568

Continental Energy Corporation		Schedule
(An Exploration Stage Company)
Interim Consolidated Schedule of Resource Property Costs
U.S. Funds
Unaudited - Prepared by Management

	For the Nine Months Ended
	30 April
	2006	2005
Indonesia
Bengara
Geological and geophysical interpretation and
evaluation	$187,955	$205,819
Consulting and wages	114,000	-
Costs for the period	301,955	205,819
Impairment	(83,850)	(75,819)
Joint venture reimbursement of costs	(218,105)	(130,000)
Net property costs for the period	-	-

Yapen
Write-off of costs	(1)	-
Net property costs for the period	(1)	-

GATB
Geological and geophysical interpretation and
evaluation (recovery)	-	(37,758)
Costs for the period (recovery)	-	(37,758)
Recovery (Impairment)	-	37,758
Net property costs for the period	-	-

Total Cost for the Period	301,955	168,061

Total costs reimbursed by joint venturers
for the period	(218,105)	(130,000)
Total write-off of costs on abandonment or
impairment for the period	(83,851)	(38,061)
Balance - Beginning of period	2	3
Balance - End of Period	$1	$3

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
30 April 2006
U.S. Funds
Unaudited - Prepared by Management

1.

Nature of Operations

Continental Energy Corporation (“Continental” or the “Company”) is an oil and gas exploration company engaged in the assembly of a portfolio of oil and gas exploration properties with high potential resource prospects.  Continental is focusing its efforts in Indonesia where large tracts of acreage can be accumulated, there is a long and positive history of oil exploration success, and geological conditions are favorable for hydrocarbon accumulation.  Continental is an exploration stage company and none of its oil and gas properties currently generate revenue.

On 25 January 2006 the Company’s shareholders approved that the Company's fiscal year-end be changed from July 31 to June 30.  This will be effective for the 2006 fiscal year ending 30 June 2006.

On 28 November 2005 the Company’s board proposed that the Company petition a BC court to reduce the deficit attributable to such prior years as the court may allow.  The proposal was approved by vote of the shareholders at the Annual General Meeting on 25 January 2006.  On 29 March 2006, the BC court approved a reduction in the capital of the Company in the amount of $20,796,667.

On 28 November 2005 the Company’s board proposed that the Company prepare a replacement bylaws and articles of incorporation conforming to the recently amended BC Corporations Act.  The proposal was approved by vote of the shareholders at the Annual General Meeting on 25 January 2006.

On 18 November 2005 the Company incorporated a new partially owned subsidiary domiciled in Delaware named CG Xploration Inc. (“CGX”).  The Company owns 50% of CGX and the Company’s partner in Indonesia, GeoPetro Resources Company of San Francisco owns 50%. CGX was formed for the purposes of conducting new venture exploration activities on behalf of a 50/50 Company and GeoPetro joint venture area of mutual interest surrounding the Bengara-II PSC in Indonesia.

On 16 January 2006 the company incorporated a new wholly owned subsidiary in Texas named TXX Energy Corporation (“TXX”).  TXX was formed for the purposes of pursuing oil and gas exploration and production opportunities in the USA.

2.

Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements, except as noted below.  These interim financial statements should be read in conjunction with the audited financial statements of the Company as at 31 July 2005.

Consolidation

These interim consolidated financial statements include the accounts of the Company and its four subsidiaries as follows:

•

Continental-GeoPetro (Bengara-II) Ltd. (“Bengara”) (Note 4a) – 60% owned

•

Continental-GeoPetro (Yapen) Ltd. (“Yapen”) (Note 4a) – 60% owned until 26 October 2005 at which time 100% of the Company’s interest was sold

•

GAT Bangkudulis Petroleum Company Ltd. (“GATB”) (Note 4b) - 70% owned until 31 July 2005 at which time 100% of the Company’s interest was sold

•

CG Xploration Inc. (“CGX”) – 50% owned

•

TXX Energy Corporation (“TXX”) – 100% owned

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
30 April 2006
U.S. Funds
Unaudited - Prepared by Management

3.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash, amounts due from related parties, goods and service tax recoverable, accounts payable and promissory notes payable.  The carrying value of these financial instruments approximates their fair value due to their short-term maturity or capacity of prompt liquidation.  Except as noted below, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.

The Company is exposed to currency risk in that some of its subsidiary operations are transacted in Indonesian Rupiah.  The US dollar value of the assets and liabilities of the subsidiary denominated in Rupiah will fluctuate due to changes in foreign exchange.

4.

Resource Property Costs

a)

Bengara and Yapen

By separate share purchase and transfer agreements (“SPTA”) with effective dates of 1 August 1998 and subsequent amendments between 30 September 1998 and 19 January 2000, the Company purchased 100% of the issued and outstanding shares of Bengara and Yapen, two British Virgin Island companies with oil and gas exploration activities in Indonesia.  The Company accounted for the acquisition of the subsidiaries using the purchase method of accounting for a business combination. Included in the Company’s statement of loss are the results of operations of both subsidiaries from the date of acquisition and forward for Bengara and up to 26 October 2005 for Yapen (Note 4av).

Bengara

Bengara was incorporated in the British Virgin Islands on 9 September 1997 and on 4 December 1997 entered into a production-sharing contract (“PSC”) with Badan Pelaksanaan Minyak dan Gas Bumi (“BPMIGAS”), the Oil & Gas Governing Authority (formerly, PT Pertamina (Pesero) (“Pertamina”), the Indonesian government’s state owned oil and gas enterprise).  The Bengara-II PSC grants Bengara the exclusive authority, for a term of 30 years, to conduct petroleum exploration, development and production operations in an area of approximately 3,650 square kilometers known as the Bengara II Block area, East Kalimantan.

Pursuant to the Bengara-II PSC as currently amended, Bengara undertook a cumulative expenditure commitment through the initial ten year PSC exploration period ending 4 December 2007 which totals $25,000,000, of which approximately $5,200,000 has been spent.

The Company’s activities within the Bengara-II PSC contract area are currently in the exploration stage and no crude oil or natural gas revenues are being produced within the contract area. The Company considers the Bengara-II PSC contract area to be a highly promising oil, gas and condensate exploration area but does not assign any oil or gas reserves to the Bengara-II PSC. Bengara owns an undivided 100% controlling interest in the Bengara-II PSC.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
30 April 2006
U.S. Funds
Unaudited - Prepared by Management

4.

Resource Property Costs – Continued

a)

Bengara and Yapen – Continued

Bengara – Continued

Due to exploration risk and the overall uncertainty of drilling results on exploration properties the Company determined that the recoverability of the costs associated with Bengara to which Bengara is entitled under the PSC upon commencement of oil or gas production is uncertain, consequently the Company wrote down the book value of the Bengara-II PSC property to $1.  The Company continues to evaluate expenditures for impairment as incurred and writes off impaired costs in the period when incurred.

Yapen

Yapen was incorporated in the British Virgin Islands on 8 January 1998 for the purpose of holding the Yapen PSC with BPMIGAS (formerly Pertamina), which was signed on 27 September 1999.  Prior to its farm-out agreement with Medco (Note 4aii), Yapen owned a 100% controlling interest in the PSC. However, as a result of the Medco farm-out agreement and Medco's subsequent farm out to Maraja (Note 4aiv), Yapen retained only a 10% interest in the Yapen PSC.  On 15 August 2005, Yapen reacquired a 75% interest (Note 4aiv).  During the period, the Company sold its interest in the Yapen subsidiary (Note 4av).

Due to exploration risk and the overall uncertainty of drilling results on exploration properties the Company determined that the recoverability of the costs associated with Yapen to which Yapen is entitled under the PSC upon commencement of oil or gas production is uncertain, consequently the Company wrote down the book value of the Yapen PSC property to $1.

Since entering into the Bengara and Yapen PCSs, the Company or the Bengara and Yapen subsidiaries have entered into several farm-out agreements with various joint venture partners.  As part of the agreements, the joint venture partners are required to pay their share of incurred costs such that the interests in the properties be retained.  The balance paid to the Company has been shown as a reduction of the costs incurred and is called “joint venture reimbursement of costs” on the schedule of resource property costs.

Bengara and Yapen Farm-Outs

i)

GeoPetro Resources Company (“GeoPetro”) - Yapen and Bengara Farm-Outs

The Company and GeoPetro of San Francisco, California entered into a Farm-Out Agreement (“FOA”) dated 1 January 2000 pursuant to which the Company farmed out 40% of its 100% interest in each of the Yapen and Bengara subsidiaries and their respective underlying properties. Joint Operating Agreements ("JOA") also dated 1 January 2000 between GeoPetro and the Company provide for joint venture operations of the Yapen and Bengara subsidiaries. Under these JOA the Company is obliged to contribute its 60% share of Yapen and Bengara PSC work commitments and expenditures and is entitled to take a 60% share of all revenues realized by the subsidiaries from the Yapen and Bengara PSCs.

As at the end of fiscal year 31 July 2005 the GeoPetro FOA and JOA were in full force and effect, but as of the record date of these financial statements only the Bengara JOA and the provisions of the GeoPetro FOA pertaining to Bengara remain in full force and effect.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
30 April 2006
U.S. Funds
Unaudited - Prepared by Management

4.

Resource Property Costs – Continued

a)

Bengara and Yapen – Continued

Bengara and Yapen Farm-Outs – Continued

In a letter agreement dated 27 October 2005 the Company and GeoPetro agreed to terminate the provisions of the GeoPetro FOA pertaining to Yapen and to terminate in its entirety the Yapen JOA. These terminations coincided with the sale by the Company and by GeoPetro of all of their respective shares of Yapen to Nations (Note 4av).  As of 27 October 2005 the Company no longer has any interest in, entitlements to or obligations in respect of the Yapen PSC.

ii)

Medco International Ventures Ltd. (“Medco”) - Yapen Farm-Out

On 5 November 2002, the Company’s subsidiary, Yapen, completed an agreement to farm out 90% of it’s PSC to Medco.  As a result of this Medco farm-out agreement, Yapen assigned 90% of the Yapen PSC to Medco and Yapen retained a 10% interest in the Yapen PSC.  Medco subsequently farmed out a 75% share of its Yapen PSC to Maraja (Note 4aiv) but Yapen's 10% interest was unaffected.

iii)

China Wisdom International (HK) Ltd. (“China Wisdom”) - Bengara Farm-Out

During the 31 July 2003 fiscal year, the Company and its farm out partner, GeoPetro, entered into an agreement with an unrelated partner, China Wisdom, to dispose of 40% of the Bengara subsidiary.

The agreement was terminated during the 2004 fiscal year due to China Wisdom’s default and failure to fulfill its drilling obligations under the FOA.

During the current period, Geopetro reimbursed the Company in the amount of $100,000 for prior costs incurred by the Company in respect of the China Wisdom farm-out.  This has been recorded as terminated farm out proceeds in these financial statements.

iv)

Maraja Yapen Energy Ltd. (“Maraja”) - Yapen Farm-Out from Medco

Pursuant to a farm-out agreement with Maraja dated 28 June 2005, Medco farmed out a 75% share of its Yapen PSC interest to Maraja and Yapen's 10% interest in the Yapen PSC was unaffected. Maraja failed to perform its obligations to Medco under the said farm out agreement resulting in Maraja's breach of contract and consequently in accordance with the provisions of the farm-out agreement Maraja's 75% interest in the Yapen PSC was reassigned to Yapen in a deed of assignment dated 15 August 2005. The Company realized no proceeds from the reassignment.

v)

Nations Energy Company Ltd. (“Nations”) Yapen Sale

Pursuant to a share sale and purchase agreement dated 26 October 2005, the Company and GeoPetro sold 100% of their respective shares of Yapen to Nations, an unrelated buyer, for $6,000,000 cash. The Company was paid and received its 60% share of the Yapen sale proceeds of $3,600,000 at closing.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
30 April 2006
U.S. Funds
Unaudited - Prepared by Management

4.

Resource Property Costs – Continued

a)

Bengara and Yapen – Continued

Bengara and Yapen Farm-Outs – Continued

The net effect of this transaction was a gain of $3,506,833, calculated as follows based on the net book values recorded in Yapen as at 26 October 2005:

Assets	$1
Liabilities	-
Net book value of Yapen	1
Proceeds on disposition, net of bonuses and legal costs	3,506,834
Gain on disposition of Yapen	$3,506,833

In recognition of exceptional service to the Company and its shareholders in their respective capacity and influence in concluding the Yapen sale to Nations Energy the Company authorized on 1 December 2005 payment of cash bonuses totaling $90,000 to two executive officers.

5.

Share Capital

a)

Authorized Share Capital

The Company’s authorized share capital consists of 600,000,000 shares divided into 500,000,000 common shares without par value and 100,000,000 preferred shares without par value.  As at 31 July 2005, there are nil preferred shares issued or outstanding.

b)

Stock Options

New Stock Option Plan

On 28 November 2005 the board of directors, upon the recommendation of the executive compensation committee, approved a stock option plan to be implemented upon its ratification by the shareholders.  The proposal was approved by vote of the shareholders at the Annual General Meeting on 25 January 2006.  The text of the new stock option plan is as follows:

At the recommendation of the Executive Compensation Committee the Board of Directors of Continental Energy Corporation have adopted the policy for issuing common share incentive stock options (the "Stock Options") described in this plan (the "Stock Option Plan").

i)

Stock Options granted by the Company shall be limited to options to purchase shares of the Company's common stock and shall not extend to or include options to purchase any of the Company's authorized preferred shares.

ii)

All Stock Options granted by the Company shall be granted, issued, administered and exercised in accordance with any and all applicable laws and securities regulations in whatever jurisdiction applicable.

iii)

Stock Options are granted for the purposes of providing incentives to directors, officers, employees, and consultants whose good performance in their respective duties is desirable to the Company and its shareholders.

iv)

Stock Options may only be granted, amended or revoked by the Board of Directors in ordinary resolution of its members.

v)

Stock Options are granted subject to later ratification and approval by the shareholders at any appropriate annual or special general meetings of the Company.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
30 April 2006
U.S. Funds
Unaudited - Prepared by Management

5.

Share Capital – Continued

b)

Stock Options – Continued

New Stock Option Plan – Continued

vi)

Each Stock Option granted shall be detailed in a written "Stock Option Agreement" to be concluded by the recipient and signed by an authorized officer of the Company after a resolution by the Board of Directors granting the option. A form of Stock Option Agreement" suggested as a standard format for recording Stock Options is attached to this recommendation entitled "Schedule-B: Standard Form of Stock Option Agreement".

vii)

Directors, officers, and employees of the Company are eligible to be granted Stock Options by the Company.

viii)

Persons who are related parties to the Company, including any family members of directors, officers, employees, and consultants to the Company; and who are not otherwise directly employed by or directly contractually engaged by the Company are expressly prohibited from being granted Stock Options by the Company.

ix)

Consultants to the Company are eligible to be granted Stock Options by the Company provided they have a written contractual agreement with the Company; and further provided that any such written agreements which provide for activities concerning investor relations, public relations, publicity, promotion, financial advice, finance finders, and deal finders shall constitute the applicable Stock Option holder to be a deemed "Investor Relations Advisor".

x)

The aggregate number of common shares which may be reserved against exercise of unexercised and outstanding Stock Options shall not exceed 20% of the total number of the Company's issued and outstanding common shares at any time.

xi)

The maximum number of unexercised Options which any one individual may hold at one time shall not exceed 5% of the total number of the Company's issued and outstanding common shares.

xii)

The maximum number of new Options granted to any one individual who is not a deemed Investor Relations Advisor during any consecutive 12-month period shall not exceed 3% of the total number of the Company's issued and outstanding common shares.

xiii)

The maximum number of new Options granted to any one individual who is a deemed Investor Relations Advisor during any consecutive 12-month period shall not exceed 2% of the total number of the Company's issued and outstanding common shares.

xiv)

The Company's Secretary shall maintain registers and records of all Stock Options activity in the permanent record books of the Company and shall promptly upon each new grant file an exempt distribution report with the BC Securities Commission together with any other applicable related filings with any securities regulatory agency.

xv)

Upon grant the Company Secretary shall file a reservation order with the Company's registrar and transfer agent reserving the number of common shares under Stock Option against possible exercise against the total number of authorized but unissued and unreserved common shares of the Company.

New Stock Option Grants

On 18 November 2005 a total of 50,000 new stock options having an exercise price of $0.15 and expiring 21 November 2007 were granted to a consultant.  The Company estimated the fair value of these options to be $4,854 on the grant date which has been recorded in the Company accounts.

Stock Option Amendments

On 1 December 2005 the Company extended the term of 2,000,000 outstanding stock options originally set to expire on 30 April 2007 until 30 April 2009. No change was made to the exercise price of the options and of $0.15.

On 16 December 2005 the Company extended the term of 250,000 outstanding stock options originally set to expire on 30 December 2005 until 30 December 2006.  Of the options extended no change was made to the exercise price of the options and of the total, 150,000 options have an exercise price of $0.17 and 100,000 options have an exercise price of $0.15.

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
30 April 2006
U.S. Funds
Unaudited - Prepared by Management

5.

Share Capital – Continued

b)

Stock Options – Continued

Stock Option Amendments – Continued

The Company estimated the combined fair value of these amended options to be $68,075 which has been recorded in the Company accounts.

Total outstanding and exercisable

During the period there were 200,000 Stock Options exercised, generating proceeds to the Company of $30,000.

Details of outstanding share purchase options are as follows:

Options	Number of shares	Price per Share	Expiry date
	2,312,426	$0.15	30 July 2006
	750,000	$0.20	30 July 2006
	100,000	$0.15	30 December 2006
	150,000	$0.17	30 December 2006
	3,020,000	$0.15	30 April 2007
	50,000	$0.15	21 November 2007
	2,000,000	$0.15	30 April 2009
Total outstanding and exercisable	8,382,426

c)

Warrants

Details of outstanding share purchase warrants are as follows:

Warrants	Number of Shares	Price per Share	Exercise/Expiry Date
	1,327,000	$0.60	10 June 2006
	450,000	$0.60	14 July 2006
	820,000	$0.15	19 July 2006
	133,333	$0.50	6 December 2006
	2,365,000	$0.15	30 December 2006
	100,000	$0.50	16 February 2007
	1,400,001	$0.50	6 April 2007
	2,100,000	$0.50	27 April 2007
	8,695,334

6.

Related Party Transactions

All related party transactions have been disclosed elsewhere in these interim consolidated financial statements, except as follows:

a)

During the period, management, director, or officer fees in the amount of $202,500 (2005 - $270,000) were paid or accrued to directors of the Company or a director of one of the Company’s subsidiaries.  Of that amount, $84,375 (2005 - $106,875) has been recorded in resource property costs.  In addition, the Company paid or accrued bonuses totalling $90,000 to two directors during the quarter as a result of the Yapen sale (Note 4av).

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
30 April 2006
U.S. Funds
Unaudited - Prepared by Management

6.

Related Party Transactions – Continued

a)

During the period, the Company paid or accrued a bonus of $30,000 to a director in recognition of valuable service to the Company’s Bengara subsidiary.  This amount has been recorded in resource property costs.

b)

As at 30 April 2006, $138,178 (31 July 2005 - $138,178) was owed by a company controlled by the estate for a deceased director.  The balance is unsecured, however repayment is expected within the 2006 fiscal year.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7.

Income Taxes

As at 31 July 2005, the Company has approximately CDN $3,432,000 of losses for income tax purposes which may be used to offset future taxable income.  These losses expire as follows:

Year of Origin	Expiry Year	CDN$ Amount
1999	2006	$683,000
2000	2007	860,000
2001	2008	400,000
2002	2009	404,000
2003	2010	350,000
2004	2014	443,000
2005	2015	292,000
		$3,432,000

The Company has certain resource related expenses of approximately CDN $1,938,000 which may be carried forward indefinitely and used to reduce future taxable income.  In addition, the Company’s subsidiaries have incurred certain expenditures in Indonesia that may be used to reduce taxes should production be achieved.  The benefits, if any, of these income tax losses and resource pools carried forward have not been reflected in the accounts.

8.

Segmented Information

	North America	Indonesia	Consolidated
30 April 2006
Segmented revenue	$-	$-	$-
Segmented operating (income) loss	$(2,985,410)	$521,777	$(2,463,634)
Identifiable assets	$2,770,406	$148,099	$2,918,505
31 July 2005
Segmented revenue	$-	$-	$-
Segmented operating (income) loss	$(2,792,112)	$449,592	$(2,342,520)
Identifiable assets	$240,240	$56,861	$297,101

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
30 April 2006
U.S. Funds
Unaudited - Prepared by Management

9.

Commitments and Contractual Obligations

a)

By agreement dated 26 April 2005, the Company entered into a consulting agreement with an officer of the Company for management services at $10,000 per month for a period of 20 months expiring 31 December 2006.

b)

On 30 November 2005 the board of directors approved a key man term life insurance policy to be taken out on the life of the Company’s president in the amount of $1,000,000 with 50% of the benefit payable to the Company and 50% payable to a personally designated beneficiary.

c)

During the 2002 fiscal year, the Company entered into a financing arrangement and related agreements with a private "Investor" providing "Equity Line of Credit" to the Company in the amount of up to $20,000,000 over the next three years.  The Company issued 1,000,000 of its common shares to the principals of the Investor soon after signing the financing arrangement in full expectation of performance of promises made by the Investor under the agreements.  A dispute between the Company and the Investor arose over a claim by the Investor for payment of a second tranche of Company common shares which the original agreements contemplated, which agreements were contingent upon certain performance by the Investor. On 13 January 2004, the Company filed a civil complaint against the Investor.  The Investor filed a counter claim suit against the Company for the payment of the second tranche of shares, worth the equivalent of $250,000.  On 19 January 2006 the Company was notified that its motion for summary judgment in the case was denied and the Investor’s motion was upheld. The Company was ordered and has paid the Investor $250,000 plus $79,045.36 in accumulated interest.

d)

As of the date of these financial statements the Company is committed to fund its 60% share of the Bengara-II PSC work commitment undertaken by the Bengara subsidiary. The accumulated work commitment totals $25,000,000 or the drilling of 4 exploration wells before 4 December 2007. To date Bengara has met a total of approximately $5,500,000 of this commitment.

e)

Subsequent to the period-end, the Company paid its 60% share of $80,000 paid by the Company's Bengara subsidiary to a former employee in full and final settlement of a dispute over his retirement.  This amount has been accrued in these financial statements.

10.

Subsequent Events

a)

A total of 1,327,000 common share purchase warrants having an exercise price of $0.60 each expired on 10 June 2006.  The expiration dates of 1,825,000 warrants were extended from 19 July 2006 until 30 June 2008 at no change to their $0.15 exercise price.  A total of 1,566,667 warrants of exercise price $0.50 were reset to an exercise price of $0.15 and their term extended until 29 June 2007.

b)

Subsequent to the period-end, a total of 150,000 incentive common share stock purchase options having an exercise price of $0.15 each were exercised for net proceeds to the Company of $22,500. A total of 200,000 new incentive common share stock purchase options were granted at an exercise price of $0.15 expiring 29 June 2007.  The expiry date of 1,210,000 stock options was extended from 30 July 2006 until 30 June 2008 at no change to their exercise price of $0.15.

MANAGEMENT’S DISCUSSION & ANALYSIS

FORM 51-102F1

CONTINENTAL ENERGY CORPORATION

For the Third Quarter Ended April 30, 2006

Nature of Business

Continental Energy Corporation (“Continental” or the “Company”) is an oil and gas exploration company engaged in the assembly of a portfolio of oil and gas exploration properties with high potential resource prospects.  Continental is focusing its efforts in Indonesia where large tracts of acreage can be accumulated, there is a long and positive history of oil exploration success, and geological conditions are favorable for hydrocarbon accumulation. Continental has acquired rights to an Indonesian production sharing contract area covering 3,649 square kilometers (900,000 acres), the Bengara-II Block. Continental is an exploration stage company and none of its oil and gas properties currently generate revenue.

Our accompanying financial statements have been prepared using accounting principles generally accepted in Canada.  Our fiscal year end is June 30th (Formerly July 31, 2006 see "Change of Fiscal Year End" below).  All reported amounts are in United States dollars unless otherwise noted.

The date of this report is as of June 29, 2006.

Forward-Looking Information

This interim management discussion and analysis (“MD&A”) contains certain forward-looking statements and information relating to Continental that are based on the beliefs of its management as well as assumptions made by and information currently available to Continental.  When used in this document, the words “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to Continental or its management, are intended to identify forward-looking statements.  This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, and the estimated cost and availability of funding for the continued exploration and development of the Company’s oil and gas properties.  Such statements reflect the current views of Continental with respect to future events and are subject to certain risks, uncertainties and assumptions.  Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.  Aside from factors identified in the annual MD&A, additional important factors, if any, are identified here.

Highlights of the Quarter

The “Past Quarter” ended April 30, 2006 marks the end of the Third Quarter and nine months of the Company’s annual fiscal year ending June 30, 2006 (Formerly July 31, 2006 see "Change of Fiscal Year End" below). Significant events having material effect on the business affairs of the Company which have occurred during the Past Quarter are summarized below:

Shares Issues

No new common shares were issued during Past Quarter.

Incentive Stock Options Activity During the Past Quarter

No new options were granted during the Past Quarter. No options were exercised during the Past Quarter. No options expired or were terminated during the Past Quarter. No amendments were made to any option agreements during the Past Quarter.

Share Purchase Warrants Activity During the Past Quarter

No new common share purchase warrants were issued during the Past Quarter. No warrants were exercised during the Past Quarter. No warrants expired or were terminated during the Past Quarter. No amendments were made to any warrants during the Past Quarter.

Report Writer

Subsequent to the Past Quarter the Company hired Alan Stone & Co LLC to prepare a research report on the Company for a fixed fee of $7,500 plus a second follow up report for $4,000.

Registered Office Address Change

On February 9, 2006 the Registered and Records Offices of the Company was changed from #105, 6395-198 Street, Langley, B.C., V2Y-2E3, Canada to #304, 20338 65th Street, Langley, B.C. V2Y 2X3, Canada and a Notice of Change of Offices was filed online with the Registrar of Companies in Victoria advising them of such change.

Change of Fiscal Year End

On November 28, 2005 the Company’s board proposed that the Company's fiscal year end be changed from July 31 to June 30 and that appropriate approval of the shareholders be sought to ratify this change at the Company's January 2006 Annual General Meeting. The change was approved by vote of the shareholders at the AGM January 25, 2006. Therefore the date of June 30, 2006 marks the new ending date of the Company's fiscal year and for this year the fiscal year shall consist of 11 months instead of 12.

Reduction of Capital and Deficit

On November 28, 2005 the Company’s board proposed that the Company petition a BC court to reduce the deficit attributable to such prior years as the court may allow  and that appropriate approval of the shareholders be sought to accomplish this action at the Company's January 2006 Annual General Meeting. The proposal was approved by vote of the shareholders at the AGM January 25, 2006. The reduction of capital in the amount of $20,796,667 was ordered by the Supreme Court of British Columbia on March 29, 2006.

New Bylaws

On November 28, 2005 the Company’s board proposed that the Company prepare a replacement bylaws and articles of incorporation more modern and conforming to the recently amended BC corporations act and present them for the approval and ratification of the shareholders as appropriate at the Company's January 2006 Annual General Meeting. The new bylaws were approved by vote of the shareholders at the AGM January 25, 2006. The new bylaws were filed with the registrar and British Columbia Ministry of Finance Corporate and Personal Property Registries issued a Notice of Articles reflecting the change on February 16, 2006.

New Subsidiary Formed

The company incorporated a new wholly owned subsidiary in Texas named TXX Energy Corporation on January 16, 2006 for the purposes of pursuing oil and gas exploration and production opportunities in the USA.

Subsequent Events

Significant events possibly having material effect on the business affairs of the Company which have occurred since the end of the Past Quarter ended April 30, 2006 but prior to publication of this report are summarized below:

Auditor Resignation

Staley Okada & Partners resigned as the Company’s auditor effective 26 June, 2006. The Company is in talks with a larger international accounting firm that has offices in Indonesia, Canada and the USA about becoming the Company’s auditor for FY 2006.

Retirement Settlement

The Company’s 60% owned subsidiary, Continental-GeoPetro (Bengara-II) Ltd., paid $80,000 to a former employee in full and final settlement of that employee’s retirement claim. The Company paid its 60% share of the settlement amount.

Warrants Activity

A total of 1,327,000 common share purchase warrants having an exercise price of $0.60 each expired on June 10, 2006. No new share purchase warrants were issued. The expiration dates of 1,825,000 warrants were extended from July 19, 2006 until June 30, 2008 at no change to their $0.15 exercise price. A total of 1,566,667 warrants of exercise price $0.50 were reset to an exercise price of $0.15 and their term extended until June 29, 2007.

Options Activity

A total of 150,000 incentive common share stock purchase options having an exercise price of $0.15 each were exercised for net proceeds to the Company of $22,500. A total of 200,000 new incentive common share stock purchase options were granted at an exercise price of $0.15 expiring June 29, 2007. No new incentive common share stock purchase options expired or were terminated. The expiry date of 1,210,000 stock options was extended from July 30, 2006 until June 30, 2008 at no change to their exercise price of $0.15.

Shares Issues

A total of 150,000 new shares were issued in conjunction with options exercises from the end of the Past Quarter and prior to the date of this report.

Shareholding

As of the date of this report the Company had 57,029,786 common shares issued and outstanding.

Results of Operations

Financial Results for the Third Quarter Ended April 30, 2006

The Past Quarter ended April 30, 2006 marks the end of the Third Quarter and first nine months of the Company’s annual fiscal year ending June 30, 2006 (Formerly July 31, 2006 see "Change of Fiscal Year End" above).

Summary of Quarterly Results

The following table sets out selected unaudited quarterly financial information of Continental and is derived from unaudited quarterly consolidated financial statements as filed on SEDAR.

Period	Revenues	Loss from Continued Operations and Net Income (loss)	Basic Income (Loss) per Share from Continued Operations and Net Income (loss)	Fully Diluted Income per Share from Continued Operations and Net Income (loss)
3rd Quarter 2006	Nil	(344,393)	(0.01)	(0.01)
2nd Quarter 2006	Nil	(643,108)	(0.01)	(0.01)
1st Quarter 2006	Nil	3,451,135	0.06	0.05
4th Quarter 2005	Nil	3,656,193	0.07	0.05
3rd Quarter 2005	Nil	(862,880)	(0.02)	(0.02)
2nd Quarter 2005	Nil	(216,665)	(0.01)	(0.01)
1st Quarter 2005	Nil	(234,128)	(0.00)	(0.00)
4th Quarter 2004	Nil	(227,680)	(0.00)	(0.00)

Current Working Capital Situation

As at April 30, 2006, the Company's interim consolidated financial statements reflect a working capital position of $2,514,833. This represents an increase in the working capital of approximately $2,554,000 compared to the July 31, 2005 working capital deficit of $39,066. The increase was mainly due to the Company selling its Yapen subsidiary and receiving cash proceeds of $3,600,000.  The increase was offset by general and administrative requirements during the period.  The cash balance at April 30, 2006 was $2,648,141 compared to $98,898 as at July 31, 2005, an increase of $2,549,243.  During the current quarter, the Company’s cash balance decreased by $666,388.

The Company used $822,711 for operating activities during the nine months ended April 30, 2006 compared with $600,876 in the nine months ended April 30, 2005.  The current level of spending is 37% higher than the prior year spending for operations.  During the current quarter, the Company used $622,995 as compared with $433,127 in the same fiscal quarter in the prior year.

The cash resources provided by investing activities during the nine months ended April 30, 2006 was $3,324,347 compared with using $5,802 in the nine months ended April 30, 2005.  The Company’s property expenditures were reduced to a maintenance level until management decides to commence further exploration and development of its Indonesian properties.  The current year amount includes the proceeds from the Yapen sale, net of closing costs in the amount of $3,506,834 as well as equipment purchases of $98,643.  During the current quarter, the Company used $43,393 as compared with an inflow of $33,681 in the same fiscal quarter in the prior year.

The cash resources provided by financing activities during the nine months ended April 30, 2006 was $47,613 compared with $840,253 in the nine months ended April 30, 2005.  During the current period the company received proceeds of $60,000 for share issuances compared with $847,735 in the prior period.  During the current quarter, cash resources provided by financing activities were $nil as compared with $767,614 in the same fiscal quarter in the prior year.

Investments

During the nine months ended April 30, 2006, the Company invested approximately $302,000 in its Indonesian oil & gas properties and recovered $218,105 from its farm out partner, GeoPetro.  Of the amount invested, $114,000 relates to cash bonuses paid to the team working in the Company’s Bengara subsidiary.  GeoPetro contributed their 40% share of the bonuses.  The Company also invested $98,643 in equipment purchases mainly relating to computer and computer software.

Finance

During the nine months ended April 30, 2006 there were 200,000 Stock Options and 200,000 Warrants exercised, generating proceeds to the company of $60,000.

On April 30, 2006, the Company had options outstanding granted to directors, officers and consultants to purchase an aggregate of 8,382,426 shares at prices ranging from $0.15 to $0.20 and expiring at varying dates between July 30, 2006 and April 30, 2009.

On April 30, 2006, the Company had warrants outstanding to purchase an aggregate of 8,695,334 shares at prices ranging from $0.15 to $0.60 and expiring at varying dates between June 10, 2006 and April 27, 2007.

Expenses

Overall, the Company had income from operations during the nine months ended April 30, 2006 of $2,463,634 compared to a loss of $1,313,673 in the nine months ended April 30, 2005.  The largest difference was the fact that the Company sold its Yapen subsidiary for cash proceeds of $3,600,000 and recorded a gain of $3,506,833 on disposition.  There were no disposals in the nine months ended April 30, 2005.

During the nine months ended April 30, 2006, the Company recorded terminated farm out proceeds in the amount of $100,000.  This was a contribution by joint venture partner GeoPetro in relation to the costs of shares issued by the Company on the China Wisdom farm out in 2003.  There was no similar item in the prior period.  The Company negotiated a reduction of certain payables and recorded a gain of $41,995 on the forgiveness of debt.  The Company also elected to remove certain accounts payable in the amount of $6,855 off its books during the current fiscal period due to the fact that they were over 6 years old and the Company has received no correspondence from these vendors over this period.  These payables were on the books of the Company when the current management took over the Company and have been maintained for conservative purposes, but upon legal advice they are now being written off resulting in a gain of $6,855.  During the current period the Company generated $57,543 in interest income due to the large cash balance on hand.  There was no interest in the comparative period.

During the nine months ended April 30, 2006, the Company was ordered to pay Cornell/Yorkville $250,000 plus $79,045.36 in accumulated interest.  The total of $329,045 is recorded as settlement of court judgment.  The Company wrote down its resource properties to nominal values, which resulted in an expense in the amount of $83,850.  In the prior fiscal period, the property write-down was $3,061.  The Company recorded stock-based compensation expense of $72,929 for the nine months ended April 30, 2006 compared to $691,568 in the nine months ended April 30, 2005.  General and administrative expenses increased by $144,724 from $619,044 to $763,768 for the nine months ended April 30, 2005 and 2006 respectively.  The significant changes to general and administrative expenses are as follows.  Management fees increased by $127,930 from $221,851 to $349,781.  The increase is due to an increase to a director’s management contract as well as utilizing additional management staff in the Company’s Indonesian operations.  The company utilized more consultants in the period and therefore spent $42,882 which is an increase of $37,882 over the prior period.  Rent increased by $10,672 from $42,878 to $53,550.  The increase relates to higher premises costs in Dallas and Jakarta.  Travel increased by $58,509 from $27,523 to $86,032.  The travel increase is due to the company’s efforts to promote its properties and business plan as well as the establishment of strategic relationships throughout the world.  Office expenses decreased by $36,723 from $121,317 to $84,594 for the nine months ended April 30, 2005 and 2006 respectively. The decrease in office expenses is mostly due to the disposal of GATB and resulting reduced operating expenses.  Professional fees decreased by $23,377 from $55,942 to $32,565.  The prior period consisted of higher legal costs which did not exist in the current period. Foreign exchange loss decreased by $11,838 from $30,872 to $19,034.  This reduction is also due to selling GATB and removing the need to revalue large Rupiah denominated assets and liabilities previously held in GATB.  All other expense groups appear consistent with the comparative period and most decreased slightly.

Additional Disclosure

Material Contracts & Commitments

During the Past Quarter, no new material contracts or commitments were undertaken and not elsewhere disclosed herein or in the interim consolidated financial statements.

Related Party Transactions

During the Past Quarter, no new related party agreements, or modifications to existing agreements, of any kind were made by the Company which are not otherwise already disclosed herein.

Expenditures made by the Company to related parties during the nine months ended April 30, 2006 and balances receivable as at April 30, 2006 are as follows:

•

During the period, management, director, or officer fees in the amount of $202,500 (2005 - $270,000) were paid or accrued to directors of the Company or a director of one of the Company’s subsidiaries.  Of that amount, $84,375 (2005 - $106,875) has been recorded in resource property costs.  In addition, the Company paid or accrued bonuses totalling $90,000 to two directors during the quarter as a result of the Yapen sale.

•

During the period, the Company paid or accrued a bonus of $30,000 to a director in recognition of valuable service to the Company’s Bengara subsidiary.  This amount has been recorded in resource property costs.

•

As at 31 January 2006, $138,178 (31 July 2005 - $138,178) was owed by a company controlled by the estate for a deceased director.  The balance is unsecured, however repayment is expected within the 2006 fiscal year.

Investor Relations, Publicity and Promotion

During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed herein.

Finder's Agreements, Financial Advice & Fund Raising

During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company relating to financial advice, fund raising or finder's agreements which are not otherwise already disclosed herein.

Significant Accounting Policies

The interim consolidated financial statements for the quarter and first nine months ended April 30, 2006 followed the same accounting policies and methods of application in the most recent annual financial statements.

Approval

The Board of Directors of Continental has approved the disclosure contained in this interim MD&A.

Additional Information

Additional information relating to Continental is available on SEDAR at www.sedar.com.

Claims, Contingencies & Litigation

Except for any contingencies elsewhere disclosed herein, or in the interim consolidated financial statements, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company.

Continuous Disclosure & Filings - Canada

Additional disclosure is made on a continuous basis through periodic filings of Company financial information, significant events, including all press releases and material change reports and disclosure of new or changed circumstances regarding the Company. Unaudited quarterly financial statements are filed by the Company with the British Columbia Securities Commissions (“BCSC”) for each fiscal quarter. Shareholders and interested parties may obtain downloadable copies of mandatory filings made by the Company with Canadian securities regulators on the internet at the “SEDAR” website www.sedar.com which is the “System for Electronic Document Archiving and Retrieval”, employed by Canadian securities regulatory commissions to enable publicly traded companies to electronically file and archive documents and filings in compliance with applicable laws and securities trading regulations. The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

Continuous Disclosure & Filings - USA

The Company is also a full reporting issuer and filer of US Securities and Exchange Commission (“US-SEC”) filings. US-SEC filings include Form 20F annual reports and audited financial statements. Interim unaudited quarterly financial reports in this format together with press releases and material contracts and changes are filed under Form-6K. The Company has filed electronically on the US-SEC’s EDGAR database commencing with the Company’s Form 20F annual report and audited financial statements for the fiscal year ended 31 July 2004. See website  www.sec.gov/edgar/searchedgar/webusers.htm. Prior to that event the Company filed with the US-SEC in paper form. All Company filings made to US-SEC during the past fiscal year and during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

---o0o---

Form 52-109F2 Certification of Interim Filings

I, Richard L. McAdoo, President and Chief Executive Officer of Continental Energy

Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Continental Energy Corporation (the issuer) for the interim period ending April 30, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and  maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: June 29, 2006

(signed) ”Richard L. McAdoo”

Name: Richard L. McAdoo

Title: President and Chief Executive Officer

Form 52-109F2 Certification of Interim Filings

I, James D. Eger, Chief Financial Officer of Continental Energy Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Continental Energy Corporation (the issuer) for the interim period ending April 30, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and  maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: June 29, 2006

(signed) ”James D. Eger”

Name: James D. Eger

Title: Chief Financial Officer